SILVER NORTH RESOURCES LTD.

(formerly known as Alianza Minerals Ltd.)

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2023 and 2022

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: SNAG; Tel: 604-687-3520

CONTENTS

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Financial Statements:	3

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 29

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

		December 31,	September 30,
	Note	2023 (Unaudited)	2023 (Audited)

Assets
Current assets
Cash		$412,134	$135,203
Deferred financing costs		-	29,000
Due from optionee	5	59,775	-
Marketable securities	4	16,500	4,500
Receivables		30,976	17,030
Prepaid expenses		333,144	14,197
		852,529	199,930
Non-current assets
Exploration and evaluation assets	5	6,881,508	6,881,645
Deposits	6	79,644	81,415
		6,961,152	6,963,060

Total assets		$7,813,681	$7,162,990

Current liabilities
Accounts payable and accrued liabilities		$199,648	$246,582
Due to related parties	9	696,857	637,105
		896,505	883,687
Shareholders' equity
Share capital	7	25,777,744	24.891,882
Share subscription	7(d)	-	85,000
Reserves	7,8	3,773,479	3,745,186
Accumulated other comprehensive loss		(54,899)	(38,104)
Deficit		(22,579,148)	(22,404,661)
		6,917,176	6,279,303

Total shareholders' equity and liabilities		$7,813,681	$7,162,990

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on February 26, 2024.

On behalf of the Board of Directors:

Director “Jason Weber”                                  Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, presented in Canadian Dollars)

		Three months ended December 31
	Note	2023	2022

Expenses
Accounting and legal fees	9	$18,306	$39,178
Investor relations and shareholder information	9	141,162	43,962
Office facilities and administrative services	9	4,500	4,500
Office expenses (recovery)		(767)	4,759
Property investigation expenses (recovery)		(12)	4,405
Transfer agent, listing and filing fees		9,832	8,498
Travel		4,949	874
Wages, benefits and consulting fees	9	8,884	31,182
		(186,854)	(137,358)

Interest income and other income		1,335	875
Fair value gain on marketable securities	4	12,000	17,769
Flow-through share premium recovery		-	4,221
Foreign exchange loss		(968)	(4,880)
Loss of sale of marketable securities		-	(32,788)
Net loss for the period		$(174,487)	$(152,161)

Other comprehensive loss
Exchange difference arising on the translation of foreign subsidiaries		(16,795)	(13,803)
Total comprehensive loss for the period		$(191,282)	$(165,964)
Basic and diluted loss per common share		$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted		35,141,581	30,524,378

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital			Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finders' warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2022		31,790,134	$ 24,869,917	$ -	$ 2,498,092	$ 791,848	$ 455,246	$ (15,526)	$ (21,609,621)	$ 6,989,956
Net loss		-	-	-	-	-	-	(13,803)	(152,161)	(165,964)
Balance, December 31, 2022		31,790,134	24,869,917	-	2,498,092	791,848	455,246	(29,329)	(21,761,782)	6,823,992
Share subscription	7(d)	-	-	85,000	-	-	-	-	-	85,000
Exercise of warrants	7(c)(i)	87,860	21,965	-	-	-	-	-	-	21,965
Net loss		-	-	-	-	-	-	(8,775)	(642,879)	(651,654)
Balance, September 30, 2023		31,877,994	24,891,882	85,000	2,498,092	791,848	455,246	(38,104)	(22,404,661)	6,279,303
Private placements	7(ii)	5,000,000	988,000	-	-	12,000	-	-	-	1,000,000
Share subscription	7(d)	-	-	(85,000)	-	-	-	-	-	(85,000)
Share issue costs	7(ii)	-	(102,138)	-	-	-	16,293	-	-	(85,845)
Net loss		-	-	-	-	-	-	(16,795)	(174,487)	(191,282)
Balance, December 31, 2023		36,877,994	$ 25,777,744	$ -	$ 2,498,092	$ 803,848	$ 471,539	$ (54,899)	$ (22,579,148)	$ 6,917,176

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis.  All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31
	2023	2022
Cash flows from (used in) operating activities
Net loss for the period	$(174,487)	$(152,161)
Items not affecting cash:
Fair value (gain) loss on marketable securities	(12,000)	(17,769)
Flow-through share premium recovery	-	(4,221)
Loss on sale / transfer of marketable securities	-	32,788

Changes in non-cash working capital items:
Receivables	(13,946)	41,388
VAT Receivables	-	(193)
Prepaid expenses	(318,947)	31,567
Accounts payable and accrued liabilities	(54,040)	25,736
Due to related parties	32,949	44,788
Funds held for optionee	-	(55,877)
Net cash (used in) operating activities	(540,471)	(53,954)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	-	69,812
Deposits	-	(2,716)
Exploration and evaluation assets, net of recoveries	(70,975)	(457,643)
Net cash (used in) investing activities	(70,975)	(390,547)

Cash flows from financing activities
Proceeds from issuance of common shares	915,000	-
Share issue costs	(26,630)	-
Net cash provided by financing activities	888,370	-

Effect of exchange rate changes on cash	7	(8,012)
Change in cash for the period	276,931	(452,513)
Cash, beginning of the period	135,203	637,174
Cash, end of the period	$412,134	$184,661
Cash comprised of:
Cash	$412,134	$6,457
Restricted Cash	-	178,204
	$412,134	$184,661

Supplemental disclosure with respect to cash flows (Note 10)

Cash includes $386,760 (2022 - $nil) held to pay for flow-through expenditures. Amounts of $40,767 (2022 - $7,217) included in accounts payable and accrued liabilities relate to flow-through expenditures.

See accompanying notes to the condensed consolidated interim financial statements

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Silver North Resources Ltd. (formerly Alianza Minerals Ltd.) (the “Company” or “Silver North”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).  The Company changed its name and consolidated its shares (“Consolidation”) on August 14, 2023 and began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “SNAG”.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

As at December 31, 2023, the Company had a working capital deficiency of $43,976 (September 30, 2023: $683,757) and shareholders’ equity of $6,917,176 (September 30, 2023: $6,279,303).

2.BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

2.BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

3.SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2023.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2023. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended December 31, 2023 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2024.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

4.MARKETABLE SECURITIES

On February 3, 2022, the Company received 1,000,000 shares of Volt Lithium Corp. (formerly known as Allied Copper Corp.) (“Volt” or “Allied”) valued at $225,000 pursuant to an option agreement entered into in 2021 for the Klondike property (Note 5(c)(ii)).  On September 8, 2022, the Company received 250,000 Allied shares valued at $42,500 pursuant to an option agreement entered into in 2022 for the Stateline property (Note 5(c)(iii)).

On August 8, 2022, the Company paid the finders for the Klondike property by transferring 94,293 Allied shares at a value of $20,800 (US$16,000) with a loss on the transfer of Allied shares of $416 recognized. During the year ended September 30, 2023, the remaining 1,155,707 Allied shares were sold for proceeds of $216,232, with the Company realizing a $30,052 loss on disposal.

On March 29, 2023, the Company received 75,000 shares of Highlander Silver Corp. (“Highlander”) valued at $12,000 pursuant to a data purchase agreement (Note 5(d)(iii)). In October 2023, Highlander completed a share consolidation on a two pre-consolidation common shares for one new common share basis and the Company currently holds 37,500 Highlander shares.

The shares are measured and presented at fair value using the observable market share price as at the dates of the statements of financial position. The gain or loss as a result of the re-measurement is recorded in profit and loss.

December 31, 2023	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	37,500	$ 12,000	$ 16,500

September 30, 2023	Number of Shares	Cost	Fair Value
Highlander Silver Corp.	37,500	$ 12,000	$ 4,500

	December 31, 2023	December 31, 2022
Net changes in fair value of marketable securities through profit and loss:
Beginning of the period	$4,500	$161,799
Shares sold	-	(102,600)
Change in unrealized gain (loss)	12,000	17,769
Value at December 31, 2023 and 2022	$16,500	$76,968

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS

The Company typically obtains its mineral exploration rights by way of direct acquisition from government regulatory authorities, outright purchases from third parties, or by entering into option agreements to acquire such rights subject to future consideration, often inclusive of requirements to complete exploration work on such properties.  Such costs, when subsequently incurred by the Company, are also capitalized as non-current assets and included within the Exploration and Evaluation category.  The Company will, and has, also subsequently entered into arrangements with other parties to vend certain of these interests utilizing similar mechanisms, based on management’s assessment of what is advantageous to the Company.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company’s major mineral property interests are its Haldane and Tim silver properties located in the Yukon Territory of Canada while it also has other mineral property interests in North and South America. Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

.5.EXPLORATION AND EVALUATION ASSETS - continued

Exploration and Evaluation Assets for the period ended December 31, 2023

	Haldane	Tim	Others	Total

Balance at September 30, 2023	$5,048,921	$-	$1,832,724	$6,881,645

Additions during the period
Acquisition costs:
Property acquisition	-	-	3,307	3,307
	-	-	3,307	3,307

Exploration expenditures:
Camp, travel and meals	3,378	-	-	3,378
Drilling	-	-	1,190	1,190
Field equipment rental	1,155	-	-	1,155
Geological consulting	50,567	11,682	1,467	63,716
Permitting	-	-	1,695	1,695
	55,100	11,682	4,352	71,134
Less:
Option payment received	-	(50,000)	-	(50,000)
Recovered exploration expenditures	-	(9,750)	-	(9,750)

Net additions	55,100	(48,068)	7,659	14,691

Foreign currency translation		-	(14,828)	(14,828)

Balance at December 31, 2023	$5,104,021	$(48,068)	$1,825,555	$6,881,508

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS - continued

Exploration and Evaluation Assets for the year ended September 30, 2023

	Haldane	Tim	Others	Dropped	Total

Balance at September 30, 2022	$4,963,946	$(49,949)	$1,763,858	$347,660	$7,025,515

Additions during the year
Acquisition costs:
Claim staking	-	-	5,799	-	5,799
Property acquisition	-	-	13,520	-	13,520
	-	-	19,319	-	19,319

Exploration expenditures:
Camp, travel and meals	14,293	-	19,786	-	34,079
Drilling	-	-	20,926	-	20,926
Field equipment rental	-	-	7,009	-	7,009
Field supplies and maps	297	-	146	-	443
Geochemical	4,868	-	11,782	-	16,650
Geological consulting	65,517	5,791	36,046	-	107,354
Licence and permits	-	-	46,139	-	46,139
Management fees	-	-	15,642	12,939	28,581
Permitting	-	12,000	64,545	1,023	77,568
Reclamation	-	-	717	-	717
Reporting, drafting, sampling and analysis	-	-	304	-	304
Trenching	-	-	270	-	270
	84,975	17,791	223,312	13,962	340,040
Less:
Option payment received	-	-	(44,897)	-	(44,897)
Proceeds received in excess of exploration and evaluation asset costs – recognized as income	-	82,158	50,850	-	133,008
Recovered exploration expenditures	-	(50,000)	(171,825)	(18,546)	(240,371)
Write-down of properties	-	-	-	(338,943)	(338,943)

Net additions	84,975	49,949	76,759	(343,527)	(131,844)

Foreign currency translation		-	(7,893)	(4,133)	(12,026)

Balance at September 30, 2023	$5,048,921	$-	$1,832,724	$-	$6,881,645

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(a)Haldane

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property and is entitled to receiving bonus share payments from the Company:

oissue 50,000 post-Consolidation shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 post-Consolidation shares upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”).  The Estate is entitled to receiving bonus share payments from the Company:

oissue 50,000 post-Consolidation shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

oissue 100,000 post-Consolidation shares upon the decision to commence construction of a mine or processing plant.

As of December 31, 2023, the Company had spent $5,104,021 (September 30, 2023 - $5,048,921) on advancing this property, including the acquisition costs.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(b)Tim

On January 24, 2020, subsequently amended on December 5, 2023, the Company entered into an option agreement with a subsidiary of Coeur Mining Inc. (“Coeur”) for Coeur to acquire the Company’s wholly-owned Tim property located in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by completing item numbers 1 to 7 per the table below:

	Date/Period	Expenditures	Option Payment
1	On the Effective Date	None	$10,000 (received)
2	On or before 1st anniversary of the Class 1 Notification Date	$50,000 (completed)	$15,000 (received)
3	On or before 2nd anniversary of the Class 1 Notification Date	-	$25,000 (received)
4	By December 31, 2023	-	$50,000 (received)
5	By December 31, 2024	$700,000	$75,000
6	By December 31, 2025	$1,100,000	$100,000
7	By December 31, 2026	$1,353,073	$100,000
8	By December 31, 2027	-	$100,000
9	On or before the 8th anniversary of the Class 1 Notification Date	-	$100,000

(*) Class 1 Notification Date is December 16, 2020.

As further consideration for the agreed upon amendments, Coeur agreed to make a one-time payment of $50,000 to the Company on or before December 31, 2023 (received January 4, 2024).

After earning an initial 51% interest in the property, to increase its interest to 80%, Coeur must finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit, as well as completing item numbers 8 and 9 per the table above.

During the three months ended December 31, 2023, Coeur was invoiced $9,750 (2022 - $nil) (subsequently received) for reimbursements related to the Tim property.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others

i.Twin Canyon (Colorado)

On June 17, 2020, the Company acquired a lease of the Twin Canyon gold property in southwest Colorado from Myron Goldstein and Jon Thorson (“Goldstein and Thorson”).  Goldstein and Thorson are entitled to receiving further share payments from the Company under the following terms:

•100,000 post-Consolidation shares on the date that is five business days following the date that the Company enters into a joint venture, option or similar agreement with a third party in respect of the property; and

•100,000 post-Consolidation shares on the date that is five business days following the date that the Company, directly or indirectly, commence a drill program in respect of the property.

The Company agreed to assume the terms of Goldstein and Thorson’s commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for two additional terms of ten years each.  The original property owner has a 1.5% NSR on the property, two-thirds (1%) of which is purchasable at any time for US$1,000,000.  If annual NSR payments exceed US$20,000 in a given year, the Company will not have to make the annual US$15,000 lease payment for that year.

As of December 31, 2023, the Company had spent $671,237 (September 30, 2023 - $681,817) on advancing this property, including acquisition costs.

ii.Klondike (Colorado)

The Company acquired the Klondike property by staking a 100% interest in this property in Colorado.

On June 7, 2021, the Company and Cloudbreak Discovery PLC (“Cloudbreak”) entered into an agreement whereby either company can introduce projects to a Strategic Alliance. Projects accepted into the Strategic Alliance will be held 50/50 as to beneficial ownership but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. The initial term of the Strategic Alliance is two years and may be extended for an additional two years. The Strategic Alliance is not a separate legal entity of any kind and represents a cost-sharing arrangement only.

The Company and Cloudbreak agreed to accept the Klondike property as part of the Strategic Alliance. On December 3, 2021, as amended February 1, 2022, the Company and Cloudbreak entered into an option agreement, pursuant to which it granted Volt an option to earn a 100% interest in the Klondike property. The Company and Cloudbreak are to each receive 50% of the option payments.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

ii.Klondike (Colorado) – continued

Volt could earn a 100% interest in the Klondike property by (i) incurring $4.75 million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 7 million common shares over two years, (iii) making cash payments totaling $400,000 over four years and (iv) issuing 3,000,000 warrants exercisable for a three-year term at a price equal to the greater of (i) $0.23 and (ii) the 10-day VWAP of Volt’s common shares at the time of the issuance, as follows:

Date/Period	Expenditures	Option Payment
		Cash	Shares	Warrants
On the Effective Date	None	$50,000 (Company’s portion of $25,000 received)	None	None
On the Closing Date (February 3, 2022)	None	$150,000 (Company’s portion of $75,000 received)	2,000,000 (Company’s portion of 1,000,000 shares received)	None
On or before 1st anniversary of the Closing Date	$500,000	None	2,000,000	None
On or before 2nd anniversary of the Closing Date	$750,000	None	3,000,000	None
On or before 3rd anniversary of the Closing Date	$1,500,000	$100,000	None	3,000,000
On or before 4th anniversary of the Closing Date	$2,000,000	$100,000	None	None

During the option period, Volt had forwarded a total of $1,255,215 (US$915,747) for reimbursements related to the Klondike property. On February 2, 2023, Volt terminated the option agreement and the Company and Cloudbreak now retain a 100% interest in this property.

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

iii.Stateline (Colorado and Utah)

The Company acquired the Stateline property by staking a 100% interest in this property in Colorado and Utah.

The Company and Cloudbreak agreed to accept the Stateline property as part of the Strategic Alliance. On February 9, 2022, the Company and Cloudbreak entered into an option agreement with Volt to explore the Stateline property with the following terms where the Company and Cloudbreak will each receive 50% of the option payments:

Volt could earn a 100% interest in the Stateline property by (i) incurring $3.75-million in exploration expenditures on the property over four years, with expenditure shortfalls able to be paid in cash to the Company and Cloudbreak, (ii) issuing 4.25 million common shares and (iii) making cash payments totaling $315,000 over three years, as follows.

Date/Period	Expenditures	Option Payment
		Cash	Shares
On the Effective Date	None	$40,000 (Company’s portion of $20,000 received)	None
On the Closing Date (September 8, 2022)	None	$50,000 (Company’s portion of $25,000 received)	500,000 (Company’s portion of 250,000 shares received)
On or before 1st anniversary of the Closing Date	$500,000	$50,000	750,000
On or before 2nd anniversary of the Closing Date	$750,000	$75,000	1,500,000
On or before 3rd anniversary of the Closing Date	$1,000,000	$100,000	1,500,000
On or before 4th anniversary of the Closing Date	$1,500,000	None	None

The Company and Cloudbreak did not mutually agree to extend the Strategic Alliance agreement and the agreement terminated in June 2023.

During the option period, Volt had forwarded a total of $100,079 (US$74,023) for reimbursements related to the Stateline property. On August 11, 2023, Volt terminated the option agreement and the Company now retains a 100% interest in this property.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(c)Others – continued

iv.Ashby (Nevada)

On January 27, 2015, the Company signed a binding agreement to acquire the Ashby gold property from Sandstorm Gold Ltd. (“Sandstorm”) for 3,750 Company common shares valued at $7,500 and granted Sandstorm a right of first refusal on any future metal streaming agreements.

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

A 2% NSR is payable to Nevada Eagle Resources LLC (“NER”) and a 1% NSR is payable to Sandstorm on production from the property.

During the year ended September 30, 2023, Nevada Canyon reimbursed the Company $3,438 which includes US$543 for the 2023 annual property claim fee and US$2,000 for the 2023 annual payment.

v.White River, Goz Creek and MOR (Yukon)

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon Territory, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

As of December 31, 2023, the Company had spent $1,130,029 (September 30, 2023 - 1,129,142) on advancing these properties, net of recoveries.

vi.Mexico

The Company holds a 1% Net Smelter Royalty, capped at $1,000,000, on certain Mexican properties.

vii.Peru

The Company holds a 1.08% Net Smelter Royalty on the Pucarana project in central Peru.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS – continued

(d)Dropped / disposed properties

i.BP (Nevada)

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA for 8,000 Company common shares valued at $22,000.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking additional BLM Iode mining claims at the BP property.

During the year ended September 30, 2023, the Company sold the BP property to Almadex with Almadex reimbursing the Company the property fees paid in fiscal 2023. The Company wrote off the remaining $307,548 of capitalized exploration and evaluation costs.

ii.East Walker (Nevada)

On January 27, 2015, the Company acquired the East Walker property from Sandstorm for 3,750 Company common shares valued at $7,500.  The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to NER from production from some claims on the property and a 1% NSR is payable to Sandstorm from all the claims on the property.

During the year ended September 30, 2023, the Company dropped the East Walker property and wrote off $31,395 of capitalized exploration and evaluation costs.

iii.La Estrella (Peru)

On March 23, 2023, the Company sold its project data associated with the La Estrella project in Peru to Highlander in consideration for the payment of $15,000 (received) and the issuance of 75,000 common shares of Highlander (received and valued at $12,000) (Note 4). Given that the property was already written off, the Company recorded the amount as other income.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

6.DEPOSITS

As of December 31, 2023, the Company has a US$60,218 ($79,644) performance bond with the State of Colorado Board of Land Commissioners and Colorado Division of Reclamation, Mining and Safety for the Klondike property and Twin Canyon property (September 30, 2023 – US$60,218 ($81,415).

7.SHARE CAPITAL

a)Authorized:

As at December 31, 2023, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)Share consolidation:

On August 14, 2023, the Company effected a consolidation of its issued share capital on a five pre-consolidation common shares for one new common share basis. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)Issued:

During the year ended September 30, 2023, the Company:

i)Issued common shares pursuant to the exercise of 87,860 warrants for cash proceeds of $21,965.

During the three months ended December 31, 2023, the Company:

ii)Completed a non-brokered private placement in two tranches closing October 19, 2023 and December 28, 2023 by issuing 2,700,000 non-flow-through units (“Unit”) at a price of $0.20 per Unit for gross proceeds of $540,000 and 2,300,000 flow-through shares (“FT Share”) at a price of $0.20 per FT Share for gross proceeds of $460,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.30. Under the residual value approach, $12,000 was assigned to the warrant component of the Units. In connection with the financing, the Company paid $24,640 in cash finder’s fees and issued 123,200 finder’s warrants, each of which is exercisable into one common share at a price of $0.20 for a period of 36 months. The value of the finder’s warrants was determined to be $16,293 and was calculated using the Black-Scholes option pricing model. The Company incurred additional share issue costs of $61,205 in connection with this financing.

d)Share subscription:

In September 2023, the Company received $85,000 for a non-brokered private placement completed in October 2023 (Note 7(c)(ii)).

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS

a)Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3-month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

On August 14, 2023, the Company’s stock options were consolidated on a 5 for 1 basis and the exercise prices were reflected as such (Note 7(b)).

Stock option transactions and the number of stock options for the three months ended December 31, 2023 are summarized as follows:

Expiry date	Exercise price	September 30, 2023	Granted	Exercised	Expired / cancelled	December 31, 2023
July 30, 2024	$0.50	345,000	-	-	-	345,000
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
March 17, 2027	$0.50	100,000	-	-	-	100,000
Options outstanding		2,006,000	-	-	-	2,006,000
Options exercisable		2,006,000	-	-	-	2,006,000
Weighted average exercise price		$0.54	$Nil	$Nil	$0.50	$0.54

As at December 31, 2023, the weighted average contractual remaining life of options is 2.38 years (September 30, 2023 – 2.64 years).  The weighted average fair value of stock options granted during the three months ended December 31, 2023 was $nil (2023 - $nil).

Stock option transactions and the number of stock options for the year ended September 30, 2023 are summarized as follows:

Expiry date	Exercise price	September 30, 2022	Granted	Exercised	Expired / cancelled	September 30, 2023
March 14, 2023	$0.50	168,000	-	-	(168,000)	-
July 30, 2024	$0.50	345,000	-	-	-	345,000
October 15, 2025	$0.70	401,000	-	-	-	401,000
January 18, 2027	$0.50	1,160,000	-	-	-	1,160,000
March 17, 2027	$0.50	100,000	-	-	-	100,000
Options outstanding		2,174,000	-	-	(168,000)	2,006,000
Options exercisable		2,174,000	-	-	(168,000)	2,006,000
Weighted average exercise price		$0.54	$Nil	$Nil	$0.50	$0.54

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

a)Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the three months ended December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

b)Warrants

On August 14, 2023, the Company’s warrants were consolidated on a 5 for 1 basis and the warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of warrants for the three months ended December 31, 2023 is as follows:

Expiry date		Exercise price	September 30, 2023	Issued	Exercised	Expired	December 31, 2023
May 19, 2025		$0.63	1,000,000	-	-	-	1,000,000
March 15, 2025	(b)	$0.50	87,860	-	-	-	87,860
October 19, 2026		$0.30	-	1,250,000	-	-	1,250,000
December 28, 2026		$0.30	-	100,000	-	-	100,000
Outstanding			1,087,860	1,350,000	-	-	2,437,860
Weighted average exercise price			$0.61	$0.30	$Nil	$Nil	$0.44

As at December 31, 2023, the weighted average contractual remaining life of warrants is 2.17 years (September 30, 2023 – 1.62 years).

The continuity of warrants for the year ended September 30, 2023 is as follows:

Expiry date		Exercise price	September 30, 2022	Issued	Exercised	Expired	September 30, 2023
October 9, 2022		$1.00	767,037	-	-	(767,037)	-
March 15, 2023	(a)	$0.25	3,820,000	-	(87,860)	(3,732,140)	-
May 19, 2025		$0.625	1,000,000	-	-	-	1,000,000
March 15, 2025	(b)	$0.50	-	87,860	-	-	87,860
Outstanding			5,587,037	87,860	(87,860)	(4,499,177)	1,087,860
Weighted average exercise price			$0.59	$0.50	$0.25	$0.38	$0.61

(a)On February 15, 2023, the exercise price of the 3,820,000 warrants was amended from $0.50 to $0.25 and the expiry date was extended to March 15, 2023.

(b)Pursuant to the warrant incentive program, 87,860 warrants were exercised for 87,860 common shares and 87,860 incentive warrants at a price of $0.50 expiring on March 15, 2025.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

8.STOCK OPTIONS AND WARRANTS - continued

c)Finder’s warrants

On August 14, 2023, the Company’s finder’s warrants were consolidated on a 5 for 1 basis and the finder’s warrant quantities and exercise prices are reflected as such (Note 7(b)).

The continuity of finder’s warrants for the three months ended December 31, 2023 is as follows:

Expiry date	Exercise price	September 30, 2023	Issued	Exercised	Expired	December 31, 2023
October 9, 2026	$0.20	-	79,450	-	-	79,450
December 28, 2026	$0.20	-	43,750	-	-	43,750
Outstanding		-	123,200	-	-	123,200
Weighted average exercise price		$Nil	0.20	$Nil	$Nil	$0.20

As at December 31, 2023, the weighted average contractual remaining life of finder’s warrants is 2.87 years (September 30, 2023 – nil years).

The continuity of finder’s warrants for the year ended September 30, 2023 is as follows:

Expiry date	Exercise price	September 30, 2022	Issued	Exercised	Expired	September 30, 2023
October 9, 2022	$0.675	267,807	-	-	(267,807)	-
June 14, 2023	$0.60	133,117	-	-	(133,117)	-
Outstanding		400,924	-	-	(400,924)	-
Weighted average exercise price		$0.65	$Nil	$Nil	$0.65	$Nil

The weighted average assumptions used to estimate the fair value of finder’s warrants for the three months ended December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.39% - 4.54%	n/a
Expected life	3 years	n/a
Expected volatility	120.44% - 121.24%	n/a
Expected dividend yield	nil	n/a

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

9.RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2023

	Short-term employee benefits	Post- employment benefits	Other long- Term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 40,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 40,500
Rob Duncan VP of Exploration	$ 14,224	$ Nil	$ Nil	$ Nil	$ Nil	$ 14,224

For the three months ended December 31, 2022

	Short-term employee benefits	Post- employment benefits	Other long- Term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 40,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 40,500
Rob Duncan VP of Exploration	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

Related party transactions and balances

		Three months ended		Balance due
	Services	December 31, 2023	December 31, 2022	As at December 31, 2023	As at September 30, 2023
Amounts due to:
Jason Weber	Consulting fee	$ 40,500	$ 40,500	$ 68,153	$ 56,700
Rob Duncan	Consulting fee	$ 14,224	$ 37,500	$ 26,560	$ 49,679
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 50,000	$ 52,500	$ 595,894 (b)	$ 527,644 (b)
Mark Brown	Expenses reimbursement	$ 6,250	$ Nil	$ 6,250	$ 3,082
TOTAL:		$ 110,974	$ 130,500	$ 696,857	$ 637,105

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $79,215 advance (September 30, 2023 - $63,465) that is non-interest bearing without specific terms of repayment.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the three months ended December 31, 2023 were as follows:

•As of December 31, 2023, a total of $17,052 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities and a total of $26,250 was included in due to related parties; and

•As of December 31, 2023, a total of $10,215 in share issue costs was included in accounts payable and accrued liabilities and a total of $81,750 in share issue costs was included in due to related parties.

The significant non-cash investing and financing transactions during the three months ended December 31, 2022 were as follows:

•$21,698 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities; and

•$32,750 in share issue costs was included in due to related parties.

11.SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	December 31, 2023	September 30, 2022
Non-current assets
USA	$775,170	$784,997
Canada	6,185,982	6,178,063
	$6,961,152	$6,963,060

12.FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)Currency risk

The Company’s property interests in USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the US dollar and the Peruvian nuevo sol over the Canadian dollar would not significantly affect the Company.

(b)Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

12.FINANCIAL INSTRUMENTS – continued

(c)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2023, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company owns available-for-sale marketable securities in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)Interest rate risk

As at December 31, 2023, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

12.FINANCIAL INSTRUMENTS – continued

(e)Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel. The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at amortized cost by level within the fair value hierarchy.

As at December 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$412,134	$-	$-	$412,134

As at September 30, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$135,203	$-	$-	$135,203

13. MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2023.

SILVER NORTH RESOURCES LTD.

(Formerly Alianza Minerals Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited, presented in Canadian Dollars)

14.CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.